FOR IMMEDIATE RELEASE            Contact-Guy T. Marcus
July 23, 1996                            Vice President-Inv. Rel.
                                         (214) 978-2691

HALLIBURTON 1996 SECOND QUARTER EARNINGS INCREASE

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) today reported net income of $67.1 million and earnings per share of $.58 per share for the 1996 second quarter, increases of 19 percent and 18 percent, respectively, compared to the 1995 quarter. Excluding 1995 second quarter earnings from the company's insurance business, which was spun-off to Halliburton shareholders at the beginning of 1996, second quarter 1996 net income was 22 percent higher than the prior year quarter. The higher 1996 quarterly earnings are primarily attributable to substantial improvement by the company's Energy Services business segment.

     The Halliburton Energy Services business segment's 1996 second quarter revenues improved to $721.5 million, an increase of 15 percent compared to the 1995 second quarter. Stronger natural gas business activities helped to increase revenues in the United States by 18 percent, compared to last year's second quarter, while international revenues were 12 percent higher.

     Halliburton Energy Services' operating income increased to $92.1 million in the 1996 second quarter, up 30 percent from a year earlier. Profitability


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improved in both the United States and the rest of the world.  Operating margins widened to 12.8 percent in the 1996 second quarter, compared to 11.3 percent a year earlier.

     The Engineering and Construction business segment, operated by the Company's Brown & Root subsidiary, generated 1996 second quarter revenues of $1,055.3 million, a 37 percent increase compared to the prior year quarter. The strong increase resulted from activity relating to a number of substantial new civil, government, petroleum and chemical, manufacturing and industrial, and energy services projects. Revenues expanded 19 percent in the United States, but the growth was principally driven by a 59 percent revenue increase in international locations. International revenues now account for 53 percent of the segment's total revenues.

     Engineering and Construction's operating income totalled $26.4 million for the 1996 second quarter. During the quarter, Brown & Root recorded $32 million of operating income from a gain-sharing alliance for the successful results generated from the BP Andrew project in the North Sea. The gain was partially offset by a $16 million accrual for the impairment of the value of its equity investment in the Dulles Toll Road. Operating income margins were also constricted by increased bid proposal costs for work yet to be awarded, start-up mobilization costs on new contracts and new multi-year contracts that have not progressed far enough to recognize profits.


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     Dick Cheney,  Halliburton  Company's  chief  executive  officer,  said, "In addition to the company's strong second quarter earnings, substantial progress was made on a number of other fronts that should contribute to future corporate growth and shareholder value.

     "During the quarter Energy Services installed the world's first multi-lateral completion system featuring connectivity, isolation and access in a single system. The system provides for more economical recovery of reserves. This is one of a number of new technologies which hold significant future promise.

     "Brown & Root's project management of an alliance team contributed to first oil flowing from the BP Andrew field in the North Sea in June, some seven months ahead of schedule and about $125 million, or 22 percent, under the sanctioned budget. This success has helped to open discussions on a wide range of other alliances and integrated services contracts, some of which will come to fruition this year.

     "Also, during the second quarter Halliburton announced plans to acquire Landmark Graphics Corporation, the leading supplier of integrated exploration and production information systems and professional consulting services for the petroleum industry. The strategic acquisition of Landmark will enable Halliburton to deliver an increased array of integrated solutions to customers.


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     "These  are some  of the  many  achievements  which give me  optimism about
Halliburton's opportunities for 1996 and the future."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.




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
                               HALLIBURTON COMPANY

                            Quarter Ended      Six Months Ended
                               June 30             June 30
                         --------- ---------  --------- ---------
                            1996      1995       1996      1995
                         --------- ---------  --------- ---------
                       Millions of dollars except per share data
Revenues
 Energy services         $  721.5  $  629.6   $1,384.8  $1,198.6
 Engineering and
  construction services   1,055.3     768.0    2,053.4   1,472.9
                         --------- ---------  --------- ---------
    Total revenues       $1,776.8  $1,397.6   $3,438.2  $2,671.5
                         ========= =========  ========= =========
Operating income
 Energy services         $   92.1  $   71.0   $  159.4  $  123.3
 Engineering and
  construction services      26.4      33.3       48.7      49.0
 General corporate           (8.4)     (7.3)     (17.2)    (13.6)
                         --------- ---------  --------- ---------
 Total operating income     110.1      97.0      190.9     158.7

Interest expense             (5.8)    (12.3)     (10.7)    (25.1)
Interest income               2.5       5.7        5.5      14.2
Foreign currency
  gains (losses)             (3.0)     (1.6)      (2.0)      3.1
Other nonoperating, net      (0.6)     (0.6)         -      (0.6)
                         --------- ---------  --------- ---------
Income from continuing operations
 before income taxes        103.2      88.2      183.7     150.3

Provision for
 income taxes               (36.1)    (33.4)     (65.1)    (57.2)
                         --------- ---------  --------- ---------
Income from continuing
 operations                  67.1      54.8      118.6      93.1

Income from discontinued
 operations, net of
 income taxes                   -       1.4          -       2.2
                         --------- ---------  --------- ---------
Net income               $   67.1  $   56.2   $  118.6  $   95.3
                         ========= =========  ========= =========

Income per share: *
 Continuing operations   $   0.58  $   0.48   $   1.03  $   0.81
 Discontinued operations        -      0.01          -      0.02
 Net income                  0.58      0.49       1.03      0.83

Average common and common share
 equivalents outstanding    115.6     114.4      115.5     114.4

* Per share amounts are based upon average number of common and common share equivalents outstanding.


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FOR IMMEDIATE RELEASE      Contact - Guy T. Marcus
July 25, 1996                        Vice President-Inv. Rel.
                                     (214) 978-2691

            HALLIBURTON-CAIRN ENERGY CONTRACT-TO-PRODUCE

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that Halliburton and Cairn Energy PLC have entered into a contract-to-produce agreement to develop the Sangu natural gas field, located in Bangladesh's offshore Block 16.

     Cairn, as operator of Block 16, will form an integrated management team with Halliburton to optimize field development and operations through their combined expertise. Cairn and Halliburton have also entered into an agreement which may widen the scope of their cooperation to areas outside Sangu. This agreement includes the potential for a regional pipeline.

     In order to align the interests of Halliburton and Cairn under the contract-to-produce, Halliburton has also agreed to acquire a 25 percent interest in the Sangu field. The Cairn group currently holds a 100 percent interest in Block 16. In February 1996 Cairn announced that its first offshore exploration well in Block 16, Sangu-1, tested gas from two zones at a rate of 82 Mmscfd. The natural gas flow rate is the highest recorded in the history of Bangladesh. Subsequently, Cairn drilled an appraisal well, Sangu-2. These wells confirmed the potential to develop Sangu. The field will supply natural gas for the Bangladesh market with first gas targeted for production in 1998.


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     The  contract-to-produce  agreement is  conditional  upon  approvals by the government of Bangladesh and PetroBangla, the state-owned oil and gas company. Dick Cheney, Halliburton's chief executive officer, said, "This is an exciting opportunity to support Cairn as its development and operations partner. Halliburton Company is committed to adding value to our partner's assets through the integration of both Brown & Root's engineering, construction and project management capabilities and Halliburton Energy Services' subsurface expertise. We are entering the Sangu field in line with our experience -- at the development and production services level."

     Bill Gammell, chief executive of Cairn, commented, "The strategic alliance with Halliburton as Cairn's co-venturer and developer enables Cairn to draw on additional resources and technical expertise, while enabling Cairn to concentrate on adding further value through an active exploration program in Bangladesh."

     Cairn Energy PLC is an international exploration and production company headquartered in Edinburgh, Scotland. Cairn's strategy for exploration focuses on international opportunities, particularly in Far Eastern and South Asian countries.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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